Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES STRATEGIC INVESTMENT BY MITSUBISHI MATERIALS CORPORATION

VANCOUVER, BC, March 24, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces a strategic equity investment by Mitsubishi Materials Corporation ("Mitsubishi Materials") to further advance the Company's copper-gold Casino Project in the Yukon.

Mitsubishi Materials has agreed to acquire that number of common shares of the Company (the "Shares") that will represent approximately 5.0% of Western's issued and outstanding Shares, on an undiluted basis, following completion of the investment, at a price of C$2.63 per Share.

The exact number of Shares to be issued, and proceeds to be received, by the Company will depend on whether Rio Tinto Canada Inc. ("Rio Tinto") elects to exercise its pre-existing right to participate on a pro rata basis in equity financings by the Company to maintain its current ownership interest, which based on public filings is approximately 7.84%.

Assuming Rio Tinto elects to exercise its participation right in full, then it is expected that 8,091,390 Shares will be issued to Mitsubishi Materials for aggregate gross proceeds of C$21.3 million and 878,809 Shares will be issued to Rio Tinto for aggregate gross proceeds of C$2.3 million.

"We are pleased to welcome Mitsubishi Materials as a strategic investor in the Company," said Paul West-Sells, President and CEO. "The investment by Mitsubishi Materials is a strong endorsement of the Casino Project. We look forward to working with Mitsubishi Materials to advance Casino."

Western remains the sole owner of the Casino Project and will continue to be the operator. The Company will use the proceeds of the strategic investment to advance the project and to fund specific areas of study, developed with input from Mitsubishi Materials, with the aim of progressing to a development phase for the Casino Project.

In connection with the strategic investment by Mitsubishi Materials, the Company and Mitsubishi Materials will enter into an investor rights agreement whereby, subject to certain conditions, Mitsubishi Materials will have certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) the date that is 24 months following completion of the investment (the "Expiry Date"), including:

  the right to appoint one member to a Casino Project Technical and Sustainability Committee
  the right to appoint the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%

In addition, until the Expiry Date, Mitsubishi Materials will have a right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, for a period of 24 months, Mitsubishi Materials will agree:

  not to sell, transfer, offer or otherwise dispose of any Shares without first notifying the Company to abstain from voting or vote any Shares in favor of each director nominated by the board of directors of the Company for election by shareholders not to acquire any securities of the Company, subject to certain exceptions

Mitsubishi Materials will have the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) the date that is 24 months following completion of the investment, to offtake at least its proportionate share of minerals produced from the Casino Project.

The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) 18 months following completion of the investment, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater.

The closing of the strategic investment is expected to occur on or about April 14, 2023 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The Shares will be subject to a statutory hold period in accordance with applicable securities legislation.

BMO Capital Markets and RBC Capital Markets are acting as financial advisors to Western Copper and Gold.

Western will host a conference call on March 24, 2023 at 8:00 am (Pacific Time) for senior management to discuss this investment by Mitsubishi Materials.

Canada/USA:	1-800-319-4610
International Callers:	1-604-638-5340
Conference ID:	10021576

Replay of the conference call is available at 1-800-319-6413 or 1-604-638-9010, access code 0022.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

ABOUT MITSUBISHI MATERIALS CORPORATION

Mitsubishi Materials Corporation, founded in 1871, is a Japan-based company principally engaged in the processing and manufacturing of non-ferrous metals and products. The group operates businesses in over 30 countries across the world and employs around 23,000 people. Its extensive scope of operations ranges from mining, smelting/refining and recycling, to high-performance processed products, providing solutions for a sustainable society. For more information, visit www.mmc.co.jp.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to whether Rio Tinto will exercise its pre-existing right to participate on a pro rata basis in equity financings of the Company, the expected number of Shares to be issued and proceeds to be raised, the anticipated use of proceeds, the rights to be provided to Mitsubishi Materials and the restrictions imposed on  Mitsubishi Materials pursuant to the investor rights agreement, and the expected closing date for the strategic investment. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 24-MAR-23